Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-162195
Dated December 6, 2011

DEUTSCHE BANK

Release

NEW YORK	6 December 2011

Deutsche Bank and Invesco PowerShares Launch
Exchange Traded Notes Linked to Inflation or Deflation
Expectations

Deutsche Bank and Invesco PowerShares Capital Management, LLC today announced the launch of two exchange-traded notes (ETNs) that provide investors with exposure to US inflation or deflation expectations. These will be the first ETNs to give investors the opportunity to take long or short exposure to changes in the market’s expectations of future inflation implied by the difference in yields between a notional long or short position in U.S. Treasury Inflation Protected Securities (TIPS), and an offsetting notional position in U.S. Treasury Bonds with approximately equivalent terms to maturity.

The ETNs will be listed for trading on the NYSE Arca, under the following symbols:

PowerShares DB US Inflation ETN	INFL
PowerShares DB US Deflation ETN	DEFL

The ETNs are senior unsecured obligations issued by Deutsche Bank AG, London Branch. The price of each ETN is based on a gain or loss of $0.10 per ETN for each 1 point increase or decrease in the level of the DBIQ Duration-Adjusted Inflation Index or the DBIQ Duration-Adjusted Deflation Index, as applicable, combined with the monthly returns of the DB 3-Month T-Bill Index, less an investor fee.

The principal amount of TIPS generally increases with inflation and decreases with deflation, as measured by the Consumer Price Index. However, TIPS market prices are also sensitive to changes in interest rates, which can diminish their ability to provide pure exposure to inflation on a mark-to-market basis. Unlike TIPS, which are widely used by investors who seek protection against inflation, the ETNs allow investors to take long or short exposure to changes in the market’s expectations of future inflation and do not guarantee any return of principal at maturity.

“We are pleased to expand our successful exchange-traded platform to now include TIPS-based products,” said Martin Kremenstein, Chief Investment Officer of db-X North America. “By establishing an offsetting position in U.S. Treasuries and neutralizing the impact of changes in the interest rates, we believe the PowerShares DB US Inflation and Deflation ETNs can more effectively target long or short exposure

Issued by press department of Deutsche Bank AG NY	Internet: http://www.db.com
60 Wall Street, New York, NY 10005	http://www.db.com/press
Phone: +1 (212) 250-7171	E-Mail: press-media-relations.americas@db.com

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to inflation for investors.”

db-X is Deutsche Bank's exchange-traded product platform, which provides institutional and retail investors access to the Bank's global resources and expertise.

For more information about Deutsche Bank’s exchange-traded products business in the U.S., please visit:  http://dbfunds.db.com/Notes/ The ETNs may not be suitable for all investors.

For further information, please call:

Deutsche Bank AG

Amanda Williams
Phone: +1(212) 250-1499
amanda.williams@db.com

Invesco PowerShares

Kristin Sadlon, Cohn & Wolfe
Phone: +1(212) 798-9864
kristin.sadlon@cohnwolfe.com

Bill Conboy
Phone: +1(303) 415-2290
bill@bccapitalpartners.com

About Deutsche Bank

Deutsche Bank is a leading global investment bank with a substantial private clients franchise. Its businesses are mutually reinforcing. A leader in Germany and Europe, the bank is continuously growing in North America, Asia and key emerging markets. With more than 100,000 employees in 73 countries, Deutsche Bank competes to be the leading global provider of financial solutions, creating lasting value for its clients, shareholders, people and the communities in which it operates.

www.db.com

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus, prospectus supplement and pricing supplement) with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement and pricing supplement in that registration statement and other documents filed by Deutsche Bank AG, London Branch for more complete information about Deutsche Bank AG and these offerings. You may get these documents without cost by visiting powersharesetns.com or dbfunds.db.com/notes or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 800-983-0903 or 877-369-4617, or you may request a copy from any dealer participating in these offerings.

About Invesco PowerShares

Invesco PowerShares Capital Management LLC is leading the Intelligent ETF Revolution® through its family of more than 130 domestic and international exchange-traded funds, which seek to outperform traditional benchmark indexes while providing advisors and investors access to an innovative array of focused investment opportunities. With franchise assets over $58.5 billion as of October 31, 2011, PowerShares ETFs trade on both U.S. stock exchanges. For more information, please visit us at www.invescopowershares.com or follow PowerShares on Twitter @PowerShares.

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Invesco PowerShares is part of Invesco Ltd., a leading independent global investment manager, dedicated to helping investors worldwide achieve their financial objectives. By delivering the combined power of our distinctive investment management capabilities, Invesco provides a wide range of investment strategies and vehicles to our retail, institutional and high net worth clients around the world. Operating in more than 20 countries, the company is listed on the New York Stock Exchange under the symbol IVZ. Additional information is available at www.invesco.com.

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